Exhibit 99.1

Natural Gas an Important Fuel for the U.S. Transportation Sector: National Petroleum Council Report

VANCOUVER, Aug. 2, 2012 /CNW/ - The largest study of alternative fuel options for on-road transportation in the United States has concluded that natural gas is a promising fuel from both an economic and technology perspective.

Released August 1, the National Petroleum Council's Report "Advancing Technology for America's Transportation Future"  is the result of two years of work examining the potential for a variety of fuels and technologies for both light-duty and heavy-duty vehicles.

"There are competing priorities in the pursuit of new fuel and vehicle technologies that are reliable, affordable and environmentally advanced and natural gas is well-positioned within the study," said Karen Hamberg, Vice President of Sustainable Energy Futures at Westport. "The potential for a long-term and low-cost domestic supply of natural gas driven by economically recoverable, unconventional resources provides the economic driver for the increased use of natural gas for transportation."

Westport Innovations Inc. (TSX:WPT/NASDAQ:WPRT) is the only Canadian-based company to be involved in this study. Westport representatives - Hamberg; Westport Senior Advisor and former President Michael Gallagher; and former Westport VP Graham Williams - were members of the natural gas sub-group, chaired by Gallagher and consisting of more than 60 industry representatives. Over 300 participants representing industry, government, academia, and non-governmental organizations contributed their knowledge and time to the analysis, economic modeling and development of findings.

In addition to natural gas, the study analyzed four other fuel pathways, including hydrocarbon liquids, biofuels, electricity, and hydrogen, as well as the fuel-vehicle systems that may develop over the next several decades.

U.S. Secretary of Energy Steven Chu requested the Council to examine opportunities to accelerate alternative fuel prospects for passenger and freight transport through 2050. The Secretary also asked the Council to consider economically competitive ways to reduce the greenhouse gas emissions from the U.S. transportation sector.

"The study identified few technological barriers to the deployment of natural gas fueled vehicles," said Gallagher. "While infrastructure hurdles were identified as a barrier to the adoption of natural gas fueled vehicles, the study identifies solutions such as the enhancement of current infrastructure, the creation of natural gas corridors and vehicles that can run on more than one fuel."

To read the Advancing Technology for America's Transportation Future Report: http://www.npc.org/FTF-report-080112/FTF_Report_Summary-080112.pdf

About Westport Innovations Inc.
Westport Innovations Inc. is a leading global supplier of proprietary solutions that allow engines to operate on clean-burning fuels such as compressed natural gas (CNG), liquefied natural gas (LNG), hydrogen, and renewable natural gas (RNG) fuels such as landfill gas and helps reduce greenhouse gas emissions (GHG). Westport technology offers advanced LNG fueling systems with direct injection natural gas engine technology for heavy-duty vehicles such as highway trucks and off-road applications such as mining and rail.  Westport's joint venture with Cummins Inc., Cummins Westport Inc. designs, engineers and markets spark-ignited natural gas engines for North American transportation applications such as trucks and buses.  Westport LD division is one of the global leaders for natural gas and liquefied petroleum gas (LPG) fuel in passenger cars, light-duty trucks and industrial applications such as forklifts. To learn more about our business, visit our website or subscribe to our RSS feed at www.westport.com, or follow us on Twitter @WestportDotCom.

Note: This document contains forward-looking statements about Westport's business, operations, technology development or the environment in which it operates, which are based on Westport's estimates, forecasts and projections. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict, or are beyond Westport's control. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made.

We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward- looking statements except as required by National Instrument 51-102.  The contents of any website, RSS feed or Twitter account referenced in this press release are not incorporated by reference herein.

SOURCE: Westport Innovations Inc.

%CIK: 0001370416

For further information:

Inquiries:
Darren Seed
Vice President, Investor Relations & Communications
Westport Innovations Inc.
Phone: 604-718-2046
Email: invest@westport.com

CO: Westport Innovations Inc.

CNW 08:00e 02-AUG-12